UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

SHARECARE, INC.

(Name of the Issuer)

Sharecare, Inc.
Impact Acquiror Inc.

Impact Aggregator LP
Impact Upper Parent Inc.

Altaris, LLC

Altaris Health Partners V, L.P.

AHP V GP, L.P.

Altaris Health Partners V-A, L.P.
Claritas Capital Fund IV, LP
Claritas Dozoretz Partners, LLC
Claritas Irby, LLC
Claritas Opportunity Fund 2013, LP
Claritas Opportunity Fund II, LP
Claritas Sharecare CN Partners, LLC
Claritas Opportunity Fund IV, L.P.
Claritas Cornerstone Fund, LP
Claritas Sharecare 2018 Notes, LLC
Claritas Sharecare Notes, LLC
Claritas Sharecare 2019 Notes, LLC
Claritas Opportunity Fund V, LP
Claritas SC Bactes Partners, LLC
Claritas SC Partners, LLC
Claritas Sharecare F3 LLC
Claritas Sharecare-CS Partners, LLC
Claritas Frist Partners, LLC
Claritas Sharp Partners, LLC
Claritas Sharecare Partners, LLC
Claritas Irby Partners II, LLC
Claritas Capital SLP - V, GP
CC Partners IV, LLC
CC SLP IV, GP
Claritas Capital, LLC
CC SLP V, GP
Claritas SCB SLP, GP
CC Partners V, LLC
Claritas Capital EGF - V Partners, LLC
Claritas Capital EGF - IV Partners, LLC
Claritas SC-SLP, GP
Claritas Opportunity Fund Partners II, LLC
Claritas Capital Management Services, Inc.

John H. Chadwick
Jeffrey T. Arnold
Arnold Media Group, LLC
JT Arnold Enterprises, II LLLP
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81948W104
(CUSIP Number of Class of Securities)

Carrie Ratliff Chief Legal Officer Sharecare, Inc. 255 East Paces Ferry Road NE, Suite 700 Atlanta, Georgia 30305 Tel: (404) 671-4000

Impact Acquiror Inc.

Impact Aggregator LP
Impact Upper Parent Inc.

Altaris, LLC

Altaris Health Partners V, L.P.

AHP V GP, L.P.

Altaris Health Partners V-A, L.P.
c/o Altaris, LLC
10 East 53rd Street, 31st Floor
New York, New York 10022
Tel: (212) 931-0250

John H. Chadwick
Claritas Capital Fund IV, LP
Claritas Dozoretz Partners, LLC
Claritas Irby, LLC
Claritas Opportunity Fund 2013, LP
Claritas Opportunity Fund II, LP
Claritas Sharecare CN Partners, LLC
Claritas Opportunity Fund IV, L.P.
Claritas Cornerstone Fund, LP
Claritas Sharecare 2018 Notes, LLC
Claritas Sharecare Notes, LLC
Claritas Sharecare 2019 Notes, LLC
Claritas Opportunity Fund V, LP
Claritas SC Bactes Partners, LLC
Claritas SC Partners, LLC
Claritas Sharecare F3 LLC
Claritas Sharecare-CS Partners, LLC
Claritas Frist Partners, LLC
Claritas Sharp Partners, LLC
Claritas Sharecare Partners, LLC
Claritas Irby Partners II, LLC
Claritas Capital SLP - V, GP
CC Partners IV, LLC
CC SLP IV, GP
Claritas Capital, LLC
CC SLP V, GP
Claritas SCB SLP, GP
CC Partners V, LLC
Claritas Capital EGF - V Partners, LLC
Claritas Capital EGF - IV Partners, LLC
Claritas SC-SLP, GP
Claritas Opportunity Fund Partners II, LLC
Claritas Capital Management Services, Inc.
c/o Claritas Capital
30 Burton Hills Blvd, Suite 500
Nashville, Tennessee 37215
	Tel: 615-665-8250	Jeffrey T. Arnold Arnold Media Group, LLC JT Arnold Enterprises, II LLLP 255 East Paces Ferry Road NE, Suite 700 Atlanta, Georgia 30305 Tel: (404) 671-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mark Gordon Meng Lu Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	David Feirstein William Lay Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800	Jackie Cohen Carolyn Vardi Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel: (212) 596-9000	Rahul Patel King & Spalding LLP 1180 Peachtree Street, NE Atlanta, Georgia 30309 Tel: (404) 572-4600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Sharecare, Inc., a Delaware corporation (“Sharecare” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Sharecare Common Stock”); (2) Impact Acquiror Inc. (“Parent”), a Delaware corporation and an affiliate of Altaris, LLC, a Delaware limited liability company (“Altaris”); (3) Impact Aggregator LP, a Delaware limited partnership and an affiliate of Altaris (“TopCo LP”); (4) Impact Upper Parent Inc., a Delaware corporation and an affiliate of Altaris (“TopCo Inc.”); (5) each of the following Persons: (a) Altaris, (b) Altaris Health Partners V, L.P., a Delaware limited partnership, (c) AHP V GP, L.P., a Delaware limited partnership, and (d) Altaris Health Partners V-A, L.P., a Delaware limited partnership; (6) each of the following Persons: Claritas Capital SLP – V, GP, a Tennessee general partnership, CC Partners IV, LLC, a Delaware limited liability company, CC SLP IV, GP, a Tennessee general partnership, Claritas Capital, LLC, a Delaware limited liability company, CC SLP V, GP, a Tennessee general partnership, Claritas SCB SLP, GP, a Tennessee general partnership, CC Partners V, LLC, a Delaware limited liability company, Claritas Capital EGF – V Partners, LLC, a Delaware limited liability company, Claritas Capital EGF – IV Partners, LLC, a Delaware limited liability company, Claritas SC-SLP, GP, a Tennessee general partnership and Claritas Opportunity Fund Partners II, LLC, a Delaware limited liability company; and (7) each of the following Persons (each, a “Rollover Stockholder,” and collectively, the “Rollover Stockholders”): (a) John H. Chadwick; Claritas Capital Fund IV, LP, a Delaware limited partnership; Claritas Dozoretz Partners, LLC, a Delaware limited liability company; Claritas Irby, LLC, a Delaware limited liability company; Claritas Opportunity Fund 2013, LP, a Delaware limited partnership; Claritas Opportunity Fund II, LP, a Delaware limited partnership; Claritas Sharecare CN Partners, LLC, a Delaware limited liability company; Claritas Opportunity Fund IV, L.P., a Delaware limited partnership; Claritas Cornerstone Fund, LP, a Delaware limited partnership; Claritas Sharecare 2018 Notes, LLC, a Delaware limited liability company; Claritas Sharecare Notes, LLC, a Delaware limited liability company; Claritas Sharecare 2019 Notes, LLC, a Delaware limited liability company; Claritas Opportunity Fund V, LP, a Delaware limited partnership; Claritas SC Bactes Partners, LLC, a Delaware limited liability company; Claritas SC Partners, LLC, a Delaware limited liability company; Claritas Sharecare F3 LLC, a Delaware limited liability company; Claritas Sharecare- CS Partners, LLC, a Delaware limited liability company; Claritas Frist Partners, LLC, a Delaware limited liability company; Claritas Sharp Partners, LLC, a Delaware limited liability company; Claritas Sharecare Partners, LLC, a Delaware limited liability company; Claritas Irby Partners II, LLC, a Delaware limited liability company; and Claritas Capital Management Services, Inc., a Tennessee corporation (collectively, the “Claritas Rollover Stockholders”) and (b) Jeffrey T. Arnold, Arnold Media Group, LLC, a Delaware limited liability company, and JT Arnold Enterprises, II LLLP, a Georgia limited liability limited partnership.

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 21, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Sharecare, Parent and Impact Merger Sub Inc., a Delaware corporation, a wholly owned subsidiary of Parent and an affiliate of Altaris (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Sharecare, with Sharecare surviving the Merger as a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on September 17, 2024, pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (the “Proxy Statement”), was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 15.	Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On October 17, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve the adoption of the Merger Agreement and (2) approve, on a non-binding, advisory basis, the compensation that will or may become payable by the Company to the Company’s named executive officers that is based on or otherwise relates to the Merger Agreement and the transactions contemplated by the Merger Agreement.

On October 22, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company, with the Company surviving the Merger as a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms set forth in the Merger Agreement, each issued and outstanding share of common stock of the Company, par value $0.0001 per share (“Company Common Stock”) (other than (a) shares of Company Common Stock that, immediately prior to the Effective Time, were held by the Company and not held on behalf of third parties, (b) shares of Company Common Stock that were owned by Parent or Merger Sub, in each case immediately prior to the Effective Time and (c) certain shares of Company Common Stock that were owned by Jeff Arnold, the Company’s Executive Chairman, and certain affiliates of Claritas Capital, LLC, respectively, which shares were contributed, transferred and assigned to an affiliate of Parent immediately prior to the Effective Time in exchange for certain equity securities in such affiliate of Parent pursuant to the terms of rollover agreements entered into by Jeff Arnold and such affiliates of Claritas, respectively, on the one hand, and certain affiliates of Parent, on the other hand, was automatically converted into the right to receive $1.43 per share in cash, without interest (the “Merger Consideration”). Each share of Series A convertible preferred stock of the Company, par value $0.0001 per share (“Preferred Stock”) issued and outstanding immediately prior to the Effective Time remained issued and outstanding following the Effective Time and was not converted into the right to receive the Merger Consideration.

In addition, pursuant to the Merger Agreement, in accordance with the terms set forth therein and unless otherwise agreed in writing between Parent and the applicable holder, at the Effective Time:

•	Each outstanding option to purchase shares of Company Common Stock (a “Company Option”) that was vested or vested upon the Effective Time in accordance with its terms was cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of multiplying (A) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time by (B) the excess, if any of (x) the Merger Consideration over (y) the exercise price per share of Company Common Stock of such Company Option (the “Option Consideration”).

•	Each outstanding Company Option that was unvested and held by a participant in the Company’s Change in Control Plan, effective January 25, 2023 (the “CIC Plan”, and each participant in the CIC Plan, a “CIC Plan Participant”), was cancelled and converted into a contingent right to receive (A) a cash payment, without interest (a “Contingent Cash Award”), equal to 70% of the Option Consideration and (B) a number of non-voting common units of Parent (or any parent company of Parent) (a “Contingent Unit Award”) having a capital value equal to 30% of the Option Consideration with respect to such Company Option, in each case generally subject to the same terms and conditions as applied to such Company Option immediately prior to the Effective Time.

•	Each outstanding Company Option that was unvested and held by an individual who was not a CIC Plan Participant (a “Non-CIC Plan Participant”) was cancelled and converted into a Contingent Cash Award equal to the Option Consideration with respect to such Company Option, generally subject to the same terms and conditions as applied to such Company Option immediately prior to the Effective Time (except that the vesting of 70% of each such Contingent Cash Award would also be subject to certain performance-based goal(s)).

•	With respect to any outstanding Company Option the vesting of which was subject to stock price performance hurdles, (A) such stock price performance hurdles were deemed to have been satisfied to the extent the Merger Consideration exceeded the applicable performance hurdle and (B) any tranches of performance-vesting options whose performance hurdles exceeded the Merger Consideration were automatically forfeited at the Effective Time.

•	Each outstanding Company Option, whether vested or unvested and whether held by CIC Plan Participants or Non-CIC Plan Participants, for which the exercise price per share of Company Common Stock was equal to or greater than the Merger Consideration was automatically cancelled without consideration.

•	Each restricted stock unit award corresponding to shares of Company Common Stock (a “Company RSU Award”) that was held by a non-employee member of the Board of Directors of the Company (the “Board”), whether or not vested, was cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of multiplying (A) the number of shares of Company Common Stock subject to such Company RSU Award by (B) the Merger Consideration.

•	Each Company RSU Award held by a CIC Plan Participant was cancelled and converted into (I) a Contingent Cash Award in an amount in cash equal to the product of multiplying (A) 70% of the number of shares of Company Common Stock subject to such Company RSU Award by (B) the Merger Consideration, and (II) a Contingent Unit Award with a capital value equal to the product of multiplying (A) 30% of the number of shares of Company Common Stock subject to such Company RSU Award by (B) the Merger Consideration, in each case generally subject to the same terms and conditions as applied to such Company RSU Award immediately prior to the Effective Time. With respect to any outstanding Company RSU Award the vesting of which was subject to performance-based objectives, the number of shares of Company Common Stock subject to such Company RSU Award was deemed to be equal to (1) 125.3% for the 2023 measurement period, and (2) for incomplete measurement periods, the greater of (x) the number of shares of Company Common Stock earned based on target performance and (y) the number of shares of Company Common Stock earned based on actual performance, extrapolated as of the Effective Time through the end of the applicable measurement period.

•	Each Company RSU Award held by a Non-CIC Plan Participant (excluding non-employee members of the Board) was cancelled and converted into a Contingent Cash Award, in an amount in cash equal to the product of multiplying (A) the number of shares of Company Common Stock subject to such Company RSU Award by (B) the Merger Consideration, generally subject to the same terms and conditions as applied to such Company RSU Award immediately prior to the Effective Time (except that the vesting of 70% of such Contingent Cash Award would also be subject to certain performance-based goal(s)). With respect to any outstanding Company RSU Award the vesting of which was subject to performance-based objectives, the number of shares of Company Common Stock subject to such Company RSU Award was deemed to be equal to (I) 125.3% for the 2023 measurement period, and (II) for incomplete measurement periods, the number of shares of Company Common Stock earned based on target performance.

•	Each Company warrant (a “Company Warrant”) outstanding as of immediately prior to the Effective Time and issued under the Company’s Warrant Agreement, dated as of September 21, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) was treated in accordance with Section 4.4 of the Warrant Agreement, pursuant to which each such Company Warrant, automatically and without any required action on the part of the holder thereof or any other person, ceased to represent a Company Warrant exercisable for shares of Company Common Stock and became a Company Warrant exercisable for the Merger Consideration that the holder of such Company Warrant would have received if such Company Warrant had been exercised immediately prior to the Effective Time. If a Registered Holder (as defined in the Warrant Agreement) of a Company Warrant validly exercises a Company Warrant within thirty days following the date of the Company’s Current Report on Form 8-K filed concurrently with the SEC, the Warrant Price (as defined in the Warrant Agreement) will be reduced to an amount equal to $1.42 per Company Warrant, which is equal to the Warrant Price as in effect immediately prior to the Effective Time (the “Original Warrant Price”) less (i) the Original Warrant Price minus (ii)(A) the Merger Consideration minus (B) the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such Company Warrant immediately prior to the Effective Time, which was approximately $0.01 per Company Warrant.

On October 22, 2024, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) that the Merger had been completed and requested that Nasdaq suspend trading of Company Common Stock and the Company Warrants on Nasdaq prior to the opening of trading on October 22, 2024. The Company also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company Common Stock and all of the Company Warrants from Nasdaq and the deregistration of such shares and warrants under Section 12(b) of the Exchange Act. As a result, the shares of Company Common Stock and the Company Warrants will no longer be listed on Nasdaq.

In addition, following the effectiveness of the Form 25, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company Common Stock and all of the Company Warrants under Section 12(g) of the Exchange Act, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company Common Stock and the Company Warrants.

Finally, on October 22, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(10) hereto.

Item 16.	Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Definitive Proxy Statement of Sharecare, Inc. (included in the Schedule 14A filed on September 17, 2024 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Email to Employees, dated June 21, 2024 (included in Schedule 14A filed on June 21, 2024 and incorporated herein by reference).

16(a)(2)(vi) LinkedIn Post and Employee FAQs, dated June 21, 2024 (included in Schedule 14A filed on June 24, 2024 and incorporated herein by reference).

16(a)(2)(vii) Recorded Transcript of Employee Town Hall, dated June 28, 2024 (included in Schedule 14A filed on June 28, 2024 and incorporated herein by reference).

16(a)(2)(viii) Current Report on Form 8-K, dated June 21, 2024 (included in Form 8-K filed on June 21, 2024 and incorporated herein by reference).

16(a)(2)(ix) Recorded Transcript of Employee Town Hall, dated August 16, 2024 (included in Schedule 14A filed on August 16, 2024 and incoroprated herein by refrence).

16(a)(3) Current Report on Form 8-K, dated October 22, 2024 (incorporated herein by reference).

16(a)(4) Press Release, dated October 22, 2024 (filed as Exhibit 99.1 to Form 8-K filed on October 22, 2024 and incorporated herein by reference).

16(b)(i) Equity Commitment Letter, dated June 21, 2024, executed by Altaris Health Partners V, L.P. and Altaris Health Partners V-A, L.P., and accepted and agreed to by Impact Acquiror Inc.†

16(c)(i) Opinion of Houlihan Lokey to the Special Committee of the Board of Directors of Sharecare, Inc., dated June 21, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii) Opinion of MTS Securities to the Special Committee of the Board of Directors of Sharecare, Inc., dated June 21, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(c)(iii) Discussion materials prepared by Houlihan Lokey, dated June 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc. and the Board of Directors of Sharecare, Inc.†

16(c)(iv) Discussion materials prepared by Houlihan Lokey, dated June 17, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(v) Discussion materials prepared by Houlihan Lokey, dated June 14, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(vi) Discussion materials prepared by Houlihan Lokey, dated June 12, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(vii) Discussion materials prepared by Houlihan Lokey, dated June 3, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(viii) Discussion materials prepared by Houlihan Lokey, dated May 31, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(ix) Discussion materials prepared by Houlihan Lokey, dated May 28, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(x) Discussion materials prepared by Houlihan Lokey, dated May 24, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xi) Discussion materials prepared by Houlihan Lokey, dated May 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xii) Discussion materials prepared by Houlihan Lokey, dated May 14, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xiii) Discussion materials prepared by Houlihan Lokey, dated May 3, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xiv) Discussion materials prepared by Houlihan Lokey, dated May 1, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xv) Discussion materials prepared by Houlihan Lokey, dated April 19, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xvi) Discussion materials prepared by Houlihan Lokey, dated April 12, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xvii) Discussion materials prepared by Houlihan Lokey, dated April 8, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xviii) Discussion materials prepared by Houlihan Lokey, dated March 24, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xix) Discussion materials prepared by Houlihan Lokey, dated March 22, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xx) Discussion materials prepared by Houlihan Lokey, dated March 15, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxi) Discussion materials prepared by Houlihan Lokey, dated March 11, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxii) Discussion materials prepared by Houlihan Lokey, dated February 8, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxiii) Discussion materials prepared by Houlihan Lokey, dated January 24, 2024, for the Board of Directors of Sharecare, Inc.*†

16(c)(xxiv) Discussion materials prepared by Houlihan Lokey, dated October 2023 and reviewed on October 11, 2023 with the Board of Directors of Sharecare, Inc.*†

16(c)(xxv) Discussion materials prepared by MTS Securities, dated June 21, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc. and provided to the Board of Directors of Sharecare, Inc.*†

16(c)(xxvi) Discussion materials prepared by MTS, dated June 19, 2024, for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxvii) Discussion materials prepared by MTS, dated June 12, 2024 (presented June 13, 2024), for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(c)(xxviii) Discussion materials prepared by MTS, dated May 2, 2024 (presented May 3, 2024), for the Special Committee of the Board of Directors of Sharecare, Inc.*†

16(d)(i) Agreement and Plan of Merger, dated as of June 21, 2024, by and among the Company, Parent and Merger Sub (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Rollover Agreement, dated as of June 21, 2024, by and among Impact Aggregator LP, Impact Upper Parent Inc. and Jeffrey T. Arnold (included as Annex D to the Proxy Statement and incorporated herein by reference).

16(d)(iii) Rollover Agreement, dated as of June 25, 2024, by and among Impact Aggregator LP, Impact Upper Parent Inc. and the Claritas Rollover Stockholders (included as Annex E to the Proxy Statement and incorporated herein by reference).

16(d)(iv) Limited Guarantee, dated June 21, 2024, delivered by Altaris Health Partners V, L.P. in favor of Sharecare, Inc.†

16(f) Section 262 of the Delaware General Corporation Law.†

107 Filing Fee Table.†

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

SHARECARE, INC.

By:	/s/ Carrie Ratliff
Name: Carrie Ratliff
Title: Chief Legal Officer

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

IMPACT ACQUIROR INC.

By:	/s/ Nicholas Fulco
Name: Nicholas Fulco
Title: President

IMPACT AGGREGATOR LP

By: Altaris Health Partners V, L.P., its General Partner

By: AHP V GP, L.P., its General Partner

By: Altaris Partners, LLC, its General Partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

IMPACT UPPER PARENT INC.

By:	/s/ Nicholas Fulco
Name: Nicholas Fulco
Title: President

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

ALTARIS, LLC

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Managing Director

ALTARIS HEALTH PARTNERS V, L.P.
By:	AHP V GP, L.P. its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

ALTARIS HEALTH PARTNERS V-A, L.P.
By:	AHP V GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

AHP V GP, L.P.
By:	Altaris Partners, LLC, its general partner

By:	/s/ George E. Aitken-Davies
Name: George E. Aitken-Davies
Title: Manager

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

JEFFREY T. ARNOLD

By:	/s/ Jeff Arnold
Name: Jeff Arnold

ARNOLD MEDIA GROUP, LLC
By:

By:	/s/ Jeff Arnold
Name: Jeff Arnold
Title: Manager

JT ARNOLD ENTERPRISES, II LLLP
By:

By:	/s/ Jeff Arnold
Name: Jeff Arnold
Title: General Partner

[Signature Page to Schedule 13e-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

JOHN H. CHADWICK

By:	/s/ John H. Chadwick
Name: John H. Chadwick

CLARITAS CAPITAL FUND IV, LP
By: Claritas Capital EGF – IV Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS DOZORETZ PARTNERS, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS IRBY, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND 2013, LP
By: Claritas Capital EGF – V Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS OPPORTUNITY FUND II, LP
By: Claritas Opportunity Fund Partners II, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE CN PARTNERS, LLC
By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

[Signature Page to Schedule 13e-3]

CLARITAS OPPORTUNITY FUND IV, L.P.
By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CORNERSTONE FUND, LP
By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE 2018 NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SHARECARE NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
Name: John H. Chadwick
Title: Partner

CLARITAS SHARECARE 2019 NOTES, LLC
By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND V, LP
By: CC Partners V, LLC, its General Partner

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SC BACTES PARTNERS, LLC
By: Claritas SCB SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SC PARTNERS, LLC
By: Claritas SC-SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

[Signature Page to Schedule 13e-3]

CLARITAS SHARECARE F3 LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE-CS PARTNERS, LLC
By: CC SLP IV, GP, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS FRIST PARTNERS, LLC
By: CC Partners IV, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARP PARTNERS, LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SHARECARE PARTNERS, LLC
By: Claritas Capital EGF – IV Partners, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS IRBY PARTNERS II, LLC
By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	President

[Signature Page to Schedule 13e-3]

CLARITAS CAPITAL SLP - V, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CC PARTNERS IV, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CC SLP IV, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS CAPITAL, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CC SLP V, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS SCB SLP, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CC PARTNERS V, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL EGF - V PARTNERS, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS CAPITAL EGF - IV PARTNERS, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

CLARITAS SC-SLP, GP

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Partner

CLARITAS OPPORTUNITY FUND PARTNERS II, LLC

By:	/s/ John H. Chadwick
	Name:	John H. Chadwick
	Title:	Managing Member

[Signature Page to Schedule 13e-3]